Exhibit 1

JOINT FILING AGREEMENT

Dated as of December 20, 2006

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of American Founders Bancorp, Inc.  and American Founders Bank, Inc. on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, no par value, of First Security Bancorp, Inc. and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 20th day of December, 2005.

American Founders Bancorp, Inc.

By	/s/ Tim Wesley
Name:	Tim Wesley
Title:	President

American Founders Bank, Inc.

By	/s/ Tim Wesley
Name:	Tim Wesley
Title:	President & CEO